UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Resideo Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

76118Y104

(CUSIP Number)

Praesidium Investment Management Company, LLC

1411 Broadway – 29th Floor

New York, NY 10018

Tel. No.: (212) 821-1495

STEVE WOLOSKY, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 3, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76118Y104

1	NAME OF REPORTING PERSON

Praesidium Investment Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,331,691
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,781,233
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,781,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

IA

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CUSIP No. 76118Y104

1	NAME OF REPORTING PERSON

Kevin Oram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,331,691
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,781,233
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,781,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

IN, HC

3

CUSIP No. 76118Y104

1	NAME OF REPORTING PERSON

Peter Uddo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,331,691
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,781,233
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,781,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

IN, HC

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CUSIP No. 76118Y104

THE SCHEDULE 13D

This Schedule 13D relating to shares of common stock, $0.001 par value, of Resideo Technologies, Inc., a Delaware corporation, is being filed on behalf of (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company, (ii) Kevin Oram and (iii) Peter Uddo. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1.	Security and Issuer.

This statement relates to shares of common stock, $0.001 par value (the “Shares”), of Resideo Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 901 E 6th Street, Austin, Texas 78702.

Item 2.	Identity and Background.

(a) This statement is filed by: (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram, the “Reporting Persons”).

Praesidium, in its capacity as investment manager to certain managed accounts and investment fund vehicles on behalf of investment advisory clients (collectively, the “Accounts”), has sole power to vote 7,331,691 of the Shares held in the Accounts and to dispose of 7,781,233 of the Shares held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to control Praesidium.

(b) The business address of the Reporting Persons is 1411 Broadway—29th Floor, New York, NY 10018.

(c) The principal business of Praesidium is the management of the assets and activities of the Accounts. Mr. Oram and Mr. Uddo serve as managing members of Praesidium.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Praesidium is a Delaware limited liability company. Each of Mr. Oram and Mr. Uddo are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Shares directly owned by the Accounts is approximately $18.61 per share. The source of these funds for the Accounts was their working capital.

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CUSIP No. 76118Y104

Purchases of some securities for certain Accounts were effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of the Shares at prices that would make the purchase or sale of the Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe the Issuer possesses tremendous assets and is significantly undervalued. As evidenced by the Reporting Persons’ large ownership position in the Issuer, the Reporting Persons continue to believe that the Issuer’s Products & Solutions division’s strong competitive position in the pro-contractor channel network remains solid and that the Issuer’s ADI Global Distribution unit is a valuable business given its market leading position and demonstrated track record of strong execution. The Reporting Persons believe that recent and historical M&A transactions in the industrial distribution space further support the view that ADI is a prized asset and that the implied value of the Products & Solutions Business is dramatically underappreciated. In fact, using the multiple of a current transaction proposal for a similar distribution business to ADI, our analysis indicates the Issuer’s Products & Solutions unit is trading at about a 5.6x EV/EBITDA multiple based on estimated and depressed 2019 numbers, which we believe is a significant discount to its intrinsic value.

The Reporting Persons believe that the recently announced changes to the Issuer’s management and Board of Directors (the “Board”), including the search for a new world-class Chief Executive Officer (“CEO”), represent a decisive step-forward toward improving the Issuer’s operating performance, restoring investor confidence, and driving significant future returns for shareholders. Despite the self-inflicted execution issues under the prior CEO that have temporarily impacted the financial performance of the Issuer’s business this year, the Reporting Persons believe that under the new leadership of an operationally and industrially-focused CEO, that the Issuer can resume its path to profitable growth. The Reporting Persons are encouraged by the recent developments at the Issuer and intend to monitor the Issuer to ensure that the Board proceeds in taking action to get the business operationally and financially back on track.

The Reporting Persons have engaged, and expect to continue to constructively engage, in discussions with the Board and management team regarding their views on the Issuer and look forward to continuing to work collaboratively with the Board and new management team to drive growth, profitability and free cash flow, and total shareholder returns.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, continuing to engage in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in this Item 4.

6

CUSIP No. 76118Y104

Item 5.	Interest in Securities of the Issuer.

(a) - (b) The Reporting Persons beneficially own 7,781,233 Shares which represents approximately 6.3% of the Issuer’s outstanding Shares. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of Shares beneficially owned by each Reporting Person as of December 12, 2019, as set forth in this Schedule 13D, by (ii) the 122,818,158 Shares of Common Stock outstanding as of November 1, 2019, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2019.

Praesidium, in its capacity as investment manager to the Accounts, has sole power to vote 7,331,691 Shares and the power to dispose of 7,781,233 Shares held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to beneficially own the Shares held in the Accounts.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last 60 days are listed in Annex A attached hereto.

(d) Not Applicable

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 13, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to joint filing on behalf of each of them statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings and relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among the Reporting Persons, dated December 13, 2019.

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CUSIP No. 76118Y104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2019

PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC

By:	/s/ Kevin Oram
Name:	Kevin Oram
Title:	Managing Member

KEVIN ORAM

By:	/s/ Kevin Oram

PETER UDDO

By:	/s/ Peter Uddo

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CUSIP No. 76118Y104

Annex A

During the past 60 days, the Reporting Persons effected the following transactions in the Shares in open market transactions:

Nature of Transaction	Date of Purchase/Sale	Amount Purchased/(Sold)	Price Per Share ($)

Purchase	12/3/2019	871,599	9.9116
Purchase	12/4/2019	40,252	10.0295
Purchase	12/5/2019	72,260	10.5156
Purchase	12/5/2019	410,663	10.7929
Purchase	12/6/2019	33,400	10.5324
Purchase	12/9/2019	124,358	10.5287
Purchase	12/10/2019	3,500	10.4287
Purchase	12/11/2019	122,323	11.0393